

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 12, 2006

Via US Mail and Facsimile

Mr. L. Frederick Sutherland
Aramark Corporation
Aramark Tower
1101 Market Street
Philadelphia, PA 19107

Re: Aramark Corporation
Form 10-K for the year ended September 30, 2006
Commission File Number: 001-16807

Dear Mr. Sutherland:

     We have reviewed your response letter dated June 2, 2006 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

     Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Financial Condition and Liquidity

Contractual Obligations as of September 30, 2005, page 41

1. Please revise your explanation of the calculation of interest payments to include the material terms of the long term borrowings from which interest payments are calculated. Your explanation should be in enough detail to allow the reader of the financial statements to materially recalculate the amounts presented as interest payments for each period required in the table.

Note 7 – Income Taxes, page S-22

2. We note from your explanation of the apparent discrepancy in disclosure concerning the existence of valuation allowances on certain deferred tax assets that you believe the individual amounts to be immaterial, and therefore the "net" amount as disclosed is appropriate. This disclosure appears to indicate that the aggregate amount of these items, if presented gross, would be material. SFAS 109 requires you to present your deferred tax inventory gross, and then deduct the determined valuation allowance to arrive at the net deferred tax asset for the current period end. As your disclosure appears to indicate the aggregate amount of these state net operating loss carryforwards could be material, please revise your disclosure for compliance with paragraphs 17-21 and 43 of SFAS 109. If our assumption is not correct, please quantify the aggregate amount of the losses and the corresponding balance of the valuation allowance. We may have further comments upon review of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief